

Form NRSRO: Exhibit 9

Information Regarding A.M. Best's Designated Compliance Officer

Edward H. Easop is Senior Vice President and Chief Compliance Officer of A.M. Best Rating Services, Inc.

Ed joined A.M. Best in 1997 and prior to his appointment as compliance officer served in a number of analytical and managerial roles. Most recently, Ed was responsible for managing A. M. Best's Rating Criteria & Analytical Training, Regulatory Policy Development, Economic and Industry Research, and Actuarial Analysis and Capital Modeling functions. Earlier in his tenure at A.M. Best, Ed managed Best's U.S. Life and Retirement Savings rating team within the Rating Division. In that role, he supervised a team of analysts who provided rating coverage for many of the largest domestic life and health insurers, and coordinated Best's research activities related to the life and retirement savings segments.

In his role as Compliance Officer, Ed is responsible for administering A.M. Best's policies and procedures related to the prevention of misuse of nonpublic information, the management of conflicts of interests and compliance with securities laws and the rules and regulations established thereunder. Ed is a graduate of Fordham University in New York, New York, and is a full time employee.

Ed reports directly to the Chairman and President of A.M. Best Rating Services, Inc.

